

Mail Stop 3720

December 17, 2009

VIA US MAIL AND FAX (210) 832-3173
Randall T. Mays
Chief Financial Officer and Director
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

> **Re:** **Clear Channel Outdoor Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32663**

Dear Mr. Mays:

We have reviewed your supplemental response letter dated December 11, 2009 as well as your filings and have the following comments. As noted in our comment letter dated April 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2008
Critical Accounting Policies, page 55

Critical Accounting Policies, page 55

1. We note your response to comment one of our letter dated October 19, 2009. It does not appear to us that your segment analysis was based on your organizational structure as of December 31, 2008. Please provide us an organizational chart that reflects your management structure and the officers who held the appropriate positions for the year ended December 31, 2008. In this regard, we note that William Eccleshare was hired during 2009.

2. Additionally, it appears to us, upon further consideration of information contained in your Definitive Proxy Statement filed on April 30, 2009 and disclosures included elsewhere in your Form 10-K, that Paul Meyer was the CODM of Clear Channel Outdoor as of December 31, 2008. In reaching this conclusion, we considered the following:

- Paul Meyer was your Global President and Chief Operating Officer for 2008 and has held that position since 2005.
- Mr. Meyer's compensation was based on performance-based goals which were heavily weighted towards year-over-year growth in OIBDAN *on a company-wide basis.* He was due incentive compensation and other significant compensation as set forth in his employment agreement.
- Mr. Meyer was charged with developing an extensive annual operating plan for Clear Channel Outdoor (including Americas and International).
- Mr. Meyer was involved in making recommendations as to the compensation levels and performance goals of the other Clear Channel Outdoor executives to the Compensation Committee for its review.
- Although we note that Mark Mays is the principal executive officer of the Clear Channel Outdoor legal entity and Clear Channel Outdoor is obligated to utilize his services pursuant to a Corporate Services Agreement with Clear Channel Communications, it appears that Mr. Meyer, in his capacity as Clear Channel Outdoor's Chief Operating Officer, would be deemed the Company's CODM as that term is defined in paragraph 12 of SFAS 131.

Please revise your analysis of your operating segments, or alternatively, provide us with a more detailed analysis of the scope and breadth of Mr. Meyer's functions and performance goals during 2008, with supporting documentation, which may include, but is not limited to, his employment agreement and pertinent minutes from the Board of Director and Compensation Committee meetings.

3. Based on the foregoing, we continue to believe that each market within the Americas is an operating segment since they are subject to Mr. Meyer's oversight, and thus, at a minimum, would be deemed a separate reporting unit pursuant to SFAS 142. Please advise or revise.

* * * *

Mr. Randall T. Mays
Clear Channel Outdoor Holdings, Inc.
December 17, 2009
Page 3

       Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                      Sincerely,

                      Larry Spirgel
                      Assistant Director